Global Indemnity Group, LLC

112 S. French Street, Suite 105

Wilmington, Delaware 19801

June 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Madeleine Mateo

Re:	Global Indemnity Group, LLC
Registration Statement on Form S-3
File No. 333-287946

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Global Indemnity Group, LLC, a Delaware limited liability company (the “Registrant”), respectfully requests that the effective date of the Registration Statement on Form S-3 (File No. 333-287946), filed by the Registrant on June 11, 2025, be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern Time, on June 23, 2025, or as soon thereafter as practicable.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Dwight S. Yoo of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2573 and that such effectiveness also be confirmed in writing.

Very truly yours,

GLOBAL INDEMNITY GROUP, LLC

By:	/s/ Brian J. Riley
	Name:	Brian J. Riley
	Title:	Chief Financial Officer

cc:	Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to S-3 Acceleration Request]